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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTAC International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Unit 6-7, 32/F., Laws Commercial Plaza, 788 Cheung Sha Wan Road
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to compile the requisite financial data necessary to enable it to complete the Quarterly Report on Form 10-Q without unreasonable effort and expense.  More specifically, circumstances relating to the Registrant changing its fiscal year end to September 30 effective September 30, 2005, including the timing of performing certain accounting functions required to be completed before the Form 10-Q can be filed, have resulted in the Registrant requiring additional time to complete the Form 10-Q.  The Registrant intends to file its Quarterly Report on Form 10-Q as soon as possible prior to five calendar days from February 9, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. David Darnell	011 (852)	2385-8789
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTAC International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2006	By	/S/ J. David Darnell
J. David Darnell
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV – Other Information

(3)

Results of Operations for the Three Months Ended December 31, 2005, Compared to the Three Months Ended December 31, 2004

Career development services revenue decreased by $3.0 million to $1.2 for the three months ended December 31, 2005, as compared to $4.2 million for the same period in 2004. This decrease in revenue results from lower sales of our education and administration software due to slower than anticipated orders from the Chinese school districts.  As of December 31, 2005, $20,299 of revenue related to the career development services has been deferred and will be recognized over a period ranging from one to two years.  We expect career development and training services revenue to grow substantially during the remainder of fiscal 2006.

Distribution business revenue decreased by $29.6 million to $17.0 million for the three months ended December 31, 2005, from $46.6 million for the same period in 2004. The decrease in revenue is due to our reduced focus from the distribution business to career development services and from increased competition in the wireless handset distribution industry in China. Additionally, while demand for cell phones has increased consistently, the number of distributors has also increased to meet this demand. The increase in Chinese cellular phone manufacturers has negatively impacted our revenue where we have traditionally dealt with large, international manufacturers who have higher manufacturing costs. We expect distribution business revenue to remain relatively constant throughout fiscal 2006 as compared to the current quarter.

Career development services gross profit decreased by $1.9 million to $972,845, which generated a gross margin of 81.7% for the three months ended December 31, 2005, as compared to $2.9 million or 70.4%, for the same period in 2004.  The gross margin increased by 11.3% to 81.7% for the three months ended December 31, 2004.  The decrease in gross profit is due to the decreased sales volume of our education and administration software.  We expect margins to remain high due to the nature of this service business.  Unlike the distribution business which has product costs in cost of revenue, our career development services’ cost of revenues do not have these product costs and therefore produces higher margins.

Distribution business gross profit decreased by $3.7 million to $455,543 for the three months ended December 31, 2005, from $4.2 million for the same period in 2004. The gross margin decreased by 6.7% to 2.7% for the three months ended December 31, 2005, from 9.0% for the same period in 2004.  The decrease in gross profit is due to lower sales volume resulting from increased competition in the wireless handsets distribution industry in China and lower gross margins. The decrease in gross margin is caused by pricing pressures from increased competition, partially offset by volume incentive rebates from a major supplier in the amount of $1,085,220 and $1,693,720 received in the third and second quarters of fiscal 2005, respectively.

Loss from operations was $940,610 for the three months ended December 31, 2005, as compared to income from operations of $5.4 million for the same period in 2004. The decline in income from operations is primarily due to lower sales volumes, lower gross margins and higher selling, general and administrative and product development costs.

Net loss for the three months ended December 31, 2005, was $734,430, as compared to a net income of $4.8 million for the three months ended December 31, 2004. The decline was primarily due to lower sales volume, lower distribution gross margins and higher selling, general and administrative and product development costs, partially offset by the gain on sale of assets.